Exhibit 99.0

DIVALL INCOME PROPERTIES 3 LIMITED PARTNERSHIP

101 W. 11th Street, Suite 1110

Kansas City, Missouri 64105

NOTICE TO LIMITED PARTNERS

Dear Limited Partner:

As you know, the Limited Partners approved the sale of the Partnership’s remaining properties and the subsequent liquidation of the Partnership in May, 2002. The sale of the properties has been completed. At this time, the Partnership’s assets consist of cash or cash equivalents and the right to receive the unused balance of the indemnification trust (the “Indemnification Trust”) which was established when The Provo Group, Inc. became the Permanent Manager of the Partnership in 1993. The Indemnification Trust was established in order to defend claims of persons who assert certain types of claims against the Partnership or the General Partner. By its terms, the balance of the Indemnification Trust’s assets are to be distributed to the Partnership upon the earliest to occur of (i) the expiration of the longest statute of limitations relating to a potential claim which might be brought against the General Partner, (ii) a determination by a court of competent jurisdiction that the General Partner shall have no liability to any person with respect to a claim which is subject to indemnification under the Indemnification Trust, or (iii) the written release by the General Partner of any and all interest in the Indemnification Trust.

Recently, the Partnership received a notice from the Internal Revenue Service demanding payment of a penalty arising from the late filing of the Partnership’s 2000 tax return. Our preliminary investigation indicates that, if a late filing occurred, it was due to a mistake by our former accountants, Arthur Andersen. The penalty being demanded by the IRS is large (approximately $190,000) and we believe the penalty is grossly unfair and disproportionate under the circumstances. We are working with our current accountants and attorneys and hope to reduce or eliminate this penalty. However, in the mean time, we will not be distributing all of the cash assets of the Partnership until this issue is resolved.

A new limited liability company called DIP3; LLC has been created to assist in the liquidation and dissolution of the Partnership. DIP3, LLC will hold (i) reserves set aside by the Partnership for contingent liabilities (such as the IRS claim) and (ii) the Partnership’s rights to receive the proceeds, if any, of the Indemnification Trust when they become available to the Partnership. Any expenses of DIP3, LLC will be paid from these funds, including amounts distributed from the Indemnification Trust. The General Partner will serve as the manager of DIP3, LLC and estimates that the annual expense of DIP3, LLC will be near $10,000. This amount is composed of fees payable to unrelated third parties of $400/month for certain recordkeeping purposes, $300/month to the General Partner (or an affiliate) as an overhead charge and the cost of annual tax returns. The General Partner anticipates additional costs for professional fees.

The liquidation and dissolution of the Partnership prior to calendar year-end will terminate the Partnership’s SEC reporting and compliance requirements on a going-forward basis. This will save the Partnership significant amounts. DIP3, LLC plans to elect to be treated as a corporation for income tax purposes in order to reduce the cost of preparing tax returns and information returns.

Pursuant to the Partnership’s liquidation plan, after making allowances for known obligations of the Partnership, a cash distribution of $400,000 ($23/Unit) will be made to the partners (check enclosed). Approximately $280,000 will be retained to address the contingent/unknown claims (such as the IRS claim) until those amounts are liquidated. Once such claims are finally determined, remaining Partnership assets held by DIP3, LLC shall be distributed to the Partners on a per Unit basis. If and when the balance of the Indemnification Trust is distributed to DIP3, LLC, those proceeds (less expenses) will be distributed to the Partners on a per Unit basis.

While claims against the Indemnification Trust are not expected, they are a possibility. If no claims are made against the Indemnification Trust, the General Partner estimates that approximately $20/Unit will be available for distribution upon termination of the Indemnification Trust.

You should continue to keep the General Partner informed of changes in address etc. so that any future final distribution will reach you.

Very truly yours,

THE PROVO GROUP, INC.,

as General Partner of

DIVALL INCOME PROPERTIES 3

LIMITED PARTNERSHIP

November 15, 2003

DIVALL INCOME PROPERTIES 3 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

	PROJECTED	ACTUAL	VARIANCE
	09/30/2003	09/30/2003	BETTER (WORSE)
OPERATING REVENUES
Interest income	$3,000	$2,031	($969)
Other income	0	1,320	1,320

TOTAL OPERATING REVENUES	$3,000	$3,351	$351

OPERATING EXPENSES
Insurance	$348	$347	$1
Management fees	4,563	13,583	(9,020)
Overhead allowance	1,473	1,467	6
Advisory Board	1,314	1,313	2
Administrative	3,181	1,802	1,379
Professional services	5,100	4,831	269
Auditing	7,500	7,500	0
Legal	3,000	8,878	(5,878)
Property Expenses	1,350	1,381	(31)
Loss on Sale of Property	0	2,784	(2,784)

TOTAL OPERATING EXPENSES	27,829	43,885	(16,056)

INVESTIGATION AND RESTORATION EXPENSES	0	52	(52)
WRITE-OFF OF NON-COLLECTIBE RECEIVABLES	0	320	(320)

TOTAL EXPENSES	$27,829	$44,257	($16,428)

NET (LOSS) INCOME	($24,829)	($40,906)	($16,077)

OPERATING CASH RECONCILIATION:			VARIANCE
Recovery of amounts previously written off	0	(1,290)	(1,290)
Loss on Sale of Property	0	2,784	2,784
(Increase) Decrease in current assets	348	1,178	830
Increase (Decrease) in current liabilities	8,250	11,584	3,334
(Increase) Decrease in cash reserved for payables	(8,250)	(11,584)	(3,334)
Advance from future distribution reserve for current distributions	25,980	27,846	1,866

Net Cash Provided From (Used in) Operating Activities	$1,499	($10,388)	($11,887)

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Investment in Indemnification Trust (interest earnings)	(1,500)	(835)	665
Recovery of amounts previously written off	0	1,290	1,290
Net sale proceeds from sale of property	0	409,933	409,933

Net Cash (used in) from Investing And Financing Activities	($1,500)	$410,388	$411,888

Total Cash Flow For Quarter	($1)	$400,000	$400,001
Cash Balance Beginning of Period	446,523	460,647	14,124
Less 2nd quarter distributions paid 8/03	0	0	0
Change in cash reserved for payables or distributions	(17,730)	(16,263)	1,468

Cash Balance End of Period	$428,792	$844,386	$415,594

Cash reserved for 3rd quarter Partnership distributions	0	(400,000)	(400,000)
Cash reserved for payment of future payables and distributions	(327,540)	(444,386)	(116,846)

Unrestricted Cash Balance End of Period	101,252	(0)	(101,252)

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$0	$400,000	$400,000
Mailing Date	11/15/2003		—

*	Refer to distribution letter for detail of Partnership distribution.